[GRAPHIC OMITTED] SCITEX

                                                                            NEWS

FOR IMMEDIATE RELEASE

            Scitex Corporation Announces Third Quarter 2003 Results

            STRONG QUARTER MARKS COMPANY'S `RETURN TO PROFITABILITY'

TEL AVIV,  ISRAEL - NOVEMBER 3, 2003.  Scitex  Corporation  Ltd. (NASDAQ & TASE:
SCIX), a world leader in industrial inkjet digital printing solutions, today announced its unaudited financial results for the third quarter ended September 30, 2003.

Scitex's revenues for the third quarter of 2003 were $71.5 million, an increase of 24% from $57.7 million in the third quarter of 2002. Operating income was $6.2 million (before amortization of intangibles of $1.5 million), compared to operating income of $2.1 million in the third quarter of 2002 (before amortization of intangibles of $0.8 million). Other income includes a gain of $3.7 million from the sale of Scitex's remaining shares in Creo Inc. Net profit for the quarter was $5 million, compared to a net loss of $0.8 million in the corresponding quarter of 2002.

Geographically, Europe contributed 45% of the revenues in the third quarter of 2003, followed by the Americas with 36% of revenues, and the Far East with 17% of revenues.

"I am exited about Scitex's return to profitability" commented Nachum "Homi" Shamir, President and CEO of Scitex. "These results validate our strategic direction for renewed focus on the core inkjet technology business. I am very pleased with the continued revenue growth and improved operating profitability of both Scitex Digital Printing and Scitex Vision."


SCITEX'S SUBSIDIARIES

SCITEX DIGITAL PRINTING, INC.

Revenues of Scitex Digital Printing, a wholly owned subsidiary based in Dayton, Ohio, for the third quarter of 2003 were $ 44.9 million, an increase of 29% from $34.8 million in the third quarter of 2002 and an increase of 2% from $43.9 million in the second quarter of 2003. Operating income was $5.4 million (12.1% of revenues), compared to $0.5 million in the third quarter of 2002 and $3.9 million in the second quarter of 2003 (figures are before amortization of intangibles).

Scitex Digital Printing used Xplor International, a major trade show for transactional printers, to introduce new products in its Scitex VersaMark family of printing systems targeted for this market. VersaMark JetBlack, a black-and-white printing system offers customers an affordable entry point to the Scitex VersaMark technology and is upgradeable in terms of speed, layout and color. New models of VersaMark Vantage continue to expand the availability of Scitex Digital Printing's award-winning Business Color technology.

"Providing a full range of product capability is significant to the success of our transactional and commercial printers customers," said Mr. Shamir. "The introduction of new products in our Scitex VersaMark family is in direct response to the high level of interest in digital color printing coupled with the need for capital preservation. With the hallmark, modular architecture of our printing systems, a user can now start with a monochrome digital printing solution and select a color solution from a wide range of digital color printing systems as business needs grow and change. This announcement of a complete upgrade path in our system family is exciting for us and the industry."

SCITEX VISION LTD.

Revenues of Scitex Vision, a majority owned subsidiary based in Netanya, Israel, for the third quarter of 2003 were $26.7 million, an increase of 16.6% from $22.9 million in the corresponding quarter of 2002 and an increase of 8.5% from $24.6 million in the second quarter of 2003. Scitex Vision had an operating income of $1.5 million, compared to operating income of $2.3 million in the third quarter of 2002 and operating loss of $0.1 million in the second quarter of 2003 (figures are before amortization of intangibles).

Scitex Vision reported a record quarter driven by the strong sales level in the graphic arts market, and renewed sales activity in the packaging market. Scitex Vision completed the integration of all of its manufacturing locations (following the combination of Scitex Vision and Aprion Digital) and is now operating from a centralized, state of the art, ISO 9001 certified facility, in Netnaya, Israel. Major product introductions also highlighted the quarter that saw the launch of the Scitex Vision TURBOjet, currently, the industry's fastest high-quality, wide format digital press.

"I am particularly pleased with the continuation of revenue growth at Scitex Vision and its return to operating profitability," concluded Shamir. "With the successful launch of groundbreaking products like TURBOjet, Scitex Vision is clearly positioned to be the leader in the industrial graphic arts inkjet market."

BALANCE SHEET AND CASH FLOW

Cash and short-term investments on hand (not including restricted deposit funds) increased to $70.7 million due to the sale of the Creo shares. Accounts receivable increased to $107.5 million as a result of the increased activity, and inventories also increased to $60.4 million.

ADDITIONAL INFORMATION

Effective January 1, 2003, Scitex consummated a transaction to combine the business of its wholly-owned subsidiary, Scitex Vision Ltd., with that of venture-backed Aprion Digital Ltd. Scitex held approximately 42.5% of Aprion's share capital and certain major shareholders of Scitex held approximately 28.5% of Aprion's share capital prior to the closing of the transaction. Consequently, commencing on January 1, 2003, Scitex consolidates in its financial statements a majority owned company - the combined Aprion Digital/Scitex Vision entity, in which it holds approximately 75.5%. It previously incorporated the results of Scitex Vision's as a wholly-owned subsidiary. As a result, all assets and liabilities of the combined entity are included in Scitex's balance sheet, with a deduction of the relative minority interest in the combined entities equity. Scitex fully consolidates the combined entities Statement of Income, with a deduction of the relative minority interest in the combined entities Statement of Income. Similarly, Scitex's financial results for 2002 did not include figures for Aprion Digital Ltd. (on a consolidated basis, as Scitex then held only a minority interest in Aprion), and Scitex Vision's financial results for 2002 did not include figures for Aprion Digital Ltd. (as the Aprion Digital/Scitex Vision combination transaction occurred on January 1, 2003).

In October 2003, a NIS 14 million (approximately $3.1 million) lawsuit was filed against Scitex, Scitex Vision and others, including other shareholders of Scitex Vision (among them, Scitex's two largest shareholders, Clal Industries and Investments Ltd. and Discount Investments Corporation Ltd.) and the directors of Aprion Digital in the period relevant for the lawsuit (three of whom are present or former office holders of Scitex). The lawsuit was brought by C.D.I. Technologies (1999) Ltd, a shareholder of Scitex Vision, in connection with the transaction to combine Scitex Vision and Aprion that was completed in January 2003. In particular, the lawsuit alleges that the terms of the transaction and the manner in which it was effected prejudiced the rights of CDI as a minority shareholder of Scitex Vision. While Scitex and Scitex Vision intend to vigorously defend the lawsuit, the outcome of the claim cannot be predicted at this time.

CONFERENCE CALL

Scitex will be holding a conference call to discuss its third quarter 2003 results on November 3, 2003 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). Investors will have the opportunity to listen to a live simultaneous Webcast of the analyst conference call in connection with Scitex's third quarter 2003. All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com.

A replay of the conference call will be available during the seven days following the conference call (until November 10, 2003) at the following numbers:

US:            1 (800) 475-6701
Intl:          (320) 365-3844
Access Code:   703444

ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and affiliates, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, (8) UNCERTAINTY OF OUTCOME OF SHAREHOLDERS LITIGATION AND (9) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE, AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

Scitex and the Scitex logo are registered trademarks and registered service marks of Scitex Corporation Ltd. Scitex Versamark, JetBlack, Vantage and
Business Color are registered trademarks or trademarks of Scitex Digital Printing, Inc. Scitex Vision, Aprion, and TurboJet are trademarks of Scitex Vision Ltd. or Aprion Digital Ltd.

                           --------------------------

Yahel Shachar                        Carla Stanaford
Scitex Corporation Ltd.              Scitex Digital Printing, Inc.
Chief Financial Officer              Corporate Communications Coordinator
Tel: +972.3.607.5744                 Tel: +1.937.259.3191
Fax: +972.3.607.5756                 Fax: +1.937.259.3386
Email: yahel.shachar@scitex.com      Email: cstanafo@scitexdpi.com

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 THREE MONTHS ENDED SEPTEMBER 30     NINE MONTHS ENDED SEPTEMBER 30
                                                       2003            2002*               2003             2002*
                                                   (UNAUDITED)      (UNAUDITED)        (UNAUDITED)       (UNAUDITED)
--------------------------------------------------------------------------------     ------------------------------
REVENUES
  Sales                                             $  40,664        $  31,197          $ 114,409         $ 101,757
  Service and supplies                                 30,870           26,473             88,300            75,411
                                                    ---------        ---------          ---------         ---------
TOTAL REVENUES                                         71,534           57,670            202,709           177,168
                                                    ---------        ---------          ---------         ---------

COST OF REVENUES
  Cost of sales                                        20,027           14,948             59,030            51,997
  Cost of service and supplies                         20,019           18,669             58,276            54,307
                                                    ---------        ---------          ---------         ---------
TOTAL COST OF REVENUES                                 40,046           33,617            117,306           106,304
                                                    ---------        ---------          ---------         ---------
GROSS PROFIT                                           31,488           24,053             85,403            70,864

EXPENSES
  Sales and marketing                                  11,626           10,432             36,133            31,788
  General & administrative                              6,971            5,610             19,817            16,552
  Research and development, net                         6,673            5,924             20,319            17,493
  Amortization of intangibles                           1,535              814              4,679             2,431
                                                    ---------        ---------          ---------         ---------
OPERATING INCOME                                        4,683            1,273              4,455             2,600

  Financial income (expense) - net                        611             (395)              (812)           (1,508)
  Other income (expense) - net                          3,697             (465)              (423)             (827)
                                                    ---------        ---------          ---------         ---------
INCOME BEFORE TAXES ON INCOME                           8,991              413              3,220               265
  Taxes on income                                       2,501              227              8,839             1,199
                                                    ---------        ---------          ---------         ---------
                                                        6,490              186             (5,619)             (934)

  Share in losses of equity investments                 1,690              952              4,116             3,070
  Minority interests in losses of a subsidiary            163                               3,106
                                                    ---------        ---------          ---------         ---------
NET INCOME (LOSS)                                   $   4,963        ($    766)         ($  6,629)        ($  4,004)
                                                    =========        =========          =========         =========

LOSS PER SHARE - BASIC AND DILUTED:                 $    0.12        ($   0.02)         ($   0.15)        ($   0.09)
                                                    =========        =========          =========         =========

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (IN THOUSANDS) - BASIC                     43,018           43,018             43,018            43,018
                                                    =========        =========          =========         =========
                           - DILUTED                   43,018           43,018             43,018            43,018
                                                    =========        =========          =========         =========

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS)

                                                  SEPTEMBER 30    December 31
                                                       2003          2002*
                                                   (UNAUDITED)     (Audited)
                                                  ------------    -----------
ASSETS

  Current assets:
    Cash and cash equivalents                       $  68,123      $  30,969
    Short-term investments                              2,583          2,561
    Restricted deposit                                 18,262         20,203
                                                    ---------      ---------

      Total cash and short-term investments            88,968         53,733

    Trade receivables - net                           107,462         95,054
    Other receivables                                  10,186          9,900
    Inventories                                        60,428         51,561
    Deferred income taxes                              17,977         20,974
                                                    ---------      ---------

                                                      285,021        231,222

  Investments and other non-current assets              9,316         67,012

  Property and equipment - net                         36,378         36,857

  Goodwill and other intangible assets - net           47,764         34,465
                                                    ---------      ---------

                                                    $ 378,479      $ 369,556
                                                    =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities:
    Short term debt and current maturities          $  48,569      $  37,184
    Creo note                                                      $  18,523
    Trade payables                                     25,240         22,200
    Accrued and other liabilities                      68,224         57,011
                                                    ---------      ---------

                                                      142,033        134,918
                                                    ---------      ---------

  Long-term liabilities:
    Banks                                               1,392          5,493
    Deferred income taxes                               1,838          5,033
                                                    ---------      ---------
    Other                                              11,116          2,933

                                                       14,346         13,459

MINORITY INTEREST                                       4,415

  Shareholders' equity:
    Share capital                                       6,205          6,205
    Capital surplus                                   368,104        364,619
    Accumulated other comprehensive income (loss)         451            801
    Retained earnings (accumulated deficit)          (152,868)      (146,239)
    Treasury stock at cost                             (4,207)        (4,207)
                                                    ---------      ---------

                                                      217,685        221,179
                                                    ---------      ---------

                                                    $ 378,479      $ 369,556
                                                    =========      =========

(*) In January 2002, the Company changed its method of accounting for an investment from cost to equity, as required by generally accepted accounting principles. The prior year financial statements reflect the retroactive adoption of the equity method.

SCITEX DIGITAL PRINTING, INC.
US Dollar in Thousands

                                  THREE MONTHS ENDED         NINE MONTHS ENDED
                                      SEPTEMBR 30              SEPTEMBER 30

                                   2003         2002         2003         2002
                                Unaudited    Unaudited    Unaudited    Unaudited

REVENUES
Equipment                         24,925       16,864       70,709       60,845
Service and Consumables           19,945       17,932       57,660       51,517
                                 -------      -------      -------      -------
TOTAL REVENUES                    44,869       34,796      128,369      112,362

GROSS PROFIT                      19,602       12,800       53,725       40,755

EXPENSES:

S,G&A                              9,994        8,245       29,223       23,450
Research and Development           4,199        4,093       12,184       12,512

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES        5,409          462       12,318        4,793

Amortization of Intangibles           89           73          242          220
                                 -------      -------      -------      -------

OPERATING INCOME                   5,320          389       12,076        4,573
                                 =======      =======      =======      =======

SCITEX VISION LTD. (COMBINED WITH APRION DIGITAL LTD.)

US Dollar in Thousands

                                  THREE MONTHS ENDED         NINE MONTHS ENDED
                                      SEPTEMBR 30              SEPTEMBER 30

                                   2003        2002*         2003        2002*
                                Unaudited    Unaudited    Unaudited    Unaudited

REVENUES
Equipment                         15,739       14,333       43,699       40,911
Service and Consumables           10,926        8,541       30,641       23,895
                                 -------      -------      -------      -------
TOTAL REVENUES                    26,665       22,874       74,340       64,806

GROSS PROFIT                      11,886       11,253       31,677       30,109

EXPENSES:
S,G&A                              7,948        7,123       24,633       22,460
Research and Development           2,473        1,831        8,135        4,954

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES        1,465        2,300       (1,091)       2,695

Amortization of Intangibles        1,160          741        3,577        2,212
                                 -------      -------      -------      -------

OPERATING (LOSS) INCOME              304        1,559       (4,668)         483
                                 =======      =======      =======      =======


* Actual results of Scitex Vision Ltd. Aprion is consolidated commencing January 1, 2003.

INVESTMENTS AT SEPTEMBER 30, 2003

US Dollars in Thousands


                              TOTAL             HOLDING AT
                           INVESTMENT         SEPTEMBER, 2003
COMPANY

Jemtex Ink Jet Ltd.           8,600               49.8%
Objet Geometries Ltd.         8,667               23.0%
RealTimeImage Ltd.            5,300               14.9%
InfoBit Ltd.                  1,000               21.3%
XMPie Inc.                      500                8.6%
Dor Capital Ventures          2,400